SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13D

                            Under the
                 Securities Exchange Act of 1934


                         USG CORPORATION
                ---------------------------------
                        (Name of Issuer)


                  Common Stock ($.10 par value)
                --------------------------------
                 (Title of Class of Securities)

                            903293405
                         --------------
                         (CUSIP Number)



                     Ronald N. Graves, Esq.
       John R. Simplot Self-Declaration of Revocable Trust
                         999 Main Street
                       Boise, Idaho  83702
                   Telephone:  (208) 336-2110
                  ----------------------------
       (Names, addresses and telephone numbers of persons
        authorized to receive notices and communications)



                        December 17, 1998
                       -------------------
                  (Date of event which requires
                    filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this statement because of Rule 13d-
1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

1)        Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

          J.R. Simplot/J.R. Simplot Self Declaration of Revocable
          Trust

2)        Check the Appropriate Box if a Member of a Group

          (a)

          (b)

3)        SEC Use Only

4)        Source of Funds

          WC

5)        Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)

6)        Citizenship or Place of Organization

          US

Number of           7)   Sole Voting Power             4,227,300
Shares
Beneficially        8)   Shared Voting Power           60,000
Owned
by Each             9)   Sole Dispositive Power        4,227,300
Reporting
Person With:        10)  Shared Dispositive Power      60,000

11)       Aggregate Amount Beneficially Owned by Each Reporting
          Person

          4,287,300 shares

12)       Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares

13)       Percent of Class Represented by Amount in Row (11)

          8.63%

14)       Type of Reporting Person

          IN

ITEM 1.   SECURITY AND ISSUER
-----------------------------

          The class of securities to which this Statement relates is the common stock, par value $.10 per share (the "Stock"), of USG Corporation (the "Issuer"), whose address is 125 S. Franklin
Street, Chicago, Illinois  60606.

ITEM 2.   IDENTITY AND BACKGROUND
---------------------------------

          (a through f) This statement is being filed on behalf of the John R. Simplot Self-Declaration of Revocable Trust dated December 21, 1989 (the "Trust"). The Trust is an inter vivos revocable trust of which Mr. J.R. Simplot ("Mr. Simplot") is the trustee and beneficiary. Mr. Simplot is a U.S. citizen. Mr. Simplot is Chairman Emeritus of, and a consultant to, J.R. Simplot Company, 999 Main Street, Boise, Idaho 83702.

          Mr. Simplot has not during the past five years been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors, and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
-----------------------------------------------------------

          The Trust purchased the shares of Stock reported in
Item 5 with personal funds of the Trust and with funds provided pursuant to customary margin arrangements between the Trust and Merrill Lynch.


ITEM 4.   PURPOSE OF TRANSACTION
--------------------------------

          Investment.

          (a) Mr. Simplot may from time to time seek to increase, reduce or dispose of his investment in the Stock in the open market, in privately negotiated transactions, or otherwise. The determination to effect any such transactions will depend on, among other things, the market price, availability of funds, borrowing costs, market conditions, developments affecting the Issuer and Mr. Simplot, other opportunities available to Mr. Simplot and other considerations. Mr. Simplot intends, from time to time, to review his investment in the Issuer and to take such action with respect to the Issuer as he considers desirable in light of the circumstances then prevailing.

          (b - j)  Not applicable.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
----------------------------------------------

          (a - b) As of December 24, 1998, the Trust owned 4,227,300 shares of Stock. As trustee of the Trust, Mr. Simplot has the sole power to vote and dispose of such shares. Mr. Simplot also shares voting and dispositive power with his son, Don Simplot, for 60,000 shares of Stock held in a joint account for the benefit of Don Simplot. Mr. Simplot disclaims any beneficial interest in such shares.

          Based upon information contained in the Quarterly Report on Form 10-Q of the Issuer filed with the Securities and Exchange Commission for the quarter ended September 30, 1998 (the "10-Q"), the shares owned constitute approximately 8.63% of the 49,686,878 shares of Stock outstanding, as reported in the 10-Q.

          (c)  During the 60 days prior to and including December
24, 1998, the Trust acquired the shares of Stock described below in open market purchases through ordinary brokerage transactions:


          Purchase            No. of         Price per Share
            Date              Shares         (excluding
                                             commissions)
          ---------           ------         ----------------

          11/06/98             42,000        49.786
          11/09/98             69,000        49.635
          11/10/98             99,300        49.568
          11/11/98             39,700        49.500
          11/25/98             11,800        49.499
          11/27/98             22,600        49.792
          11/30/98             70,000        49.930
          12/01/98             30,600        48.961
          12/17/98            715,000        44.070
          12/18/98            600,000        47.500
          12/22/98            243,100        50.500
          12/24/98            284,200        49.995



          (d - e)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
-----------------------------------------------------------------
          Not applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
------------------------------------------

          None

          After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.

                                   John R. Simplot
                                   Self-Declaration of Revocable
                                   Trust




                                   By  //s// John R. Simplot
                                   ------------------------------
                                        John R. Simplot, as
                                        Trustee


Date:  December 24, 1998